UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)*

KELLY SERVICES, INC.

(Name of Issuer)

Class A Common Stock, $1.00 Par Value

Class B Common Stock, $1.00 Par Value

(Title of Class of Securities)

Class A Common Stock — 488152208

Class B Common Stock — 488152307

(CUSIP Number)

Terence E. Adderley

Kelly Services, Inc.

999 West Big Beaver Road

Troy, Michigan 48084

Copy to:

Andrew H. Curoe, Esq.

Bodman PLC

6th Floor at Ford Field

1901 St. Antoine Street

Detroit, Michigan 48226

313-259-7777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e, 13d-1(f) or 13d-1(g), Check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

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SCHEDULE 13D

CUSIP NO. 488152208 – Class A Common Stock (non-voting)

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Terence E. Adderley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 2,346,202
	10.	SHARED DISPOSITIVE POWER 168,470
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,672
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14.	TYPE OF REPORTING PERSON* IN

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SCHEDULE 13D

CUSIP NO. 488152307 – Class B Common Stock (voting)

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Terence E. Adderley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,140,940
	8.	SHARED VOTING POWER 72,325
	9.	SOLE DISPOSITIVE POWER 3,140,940
	10.	SHARED DISPOSITIVE POWER 72,325
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,213,265
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.1%
14.	TYPE OF REPORTING PERSON* IN

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This Amendment No. 4 (“Amendment No. 4”) constitutes the fourth amendment to the Schedule 13D originally filed by Terence E. Adderley (the “Reporting Person”) with the Securities and Exchange Commission on January 13, 1998, as amended by Amendment No. 1 to such Schedule 13D filed on June 1, 2006, as amended by Amendment No. 2 on March 5, 2014, and as amended by Amendment No. 3 on March 31, 2014 (as so amended, the “Schedule 13D”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.    Identity and Background

(a)    Name of person filing: Terence E. Adderley

(b)    Business address: 999 West Big Beaver Road, Troy, Michigan 48084

(c)    Present principal occupation and name, principal business and address of organization through which principal occupation is carried out:

Executive Chairman and Chairman of the Board

Kelly Services, Inc.

999 West Big Beaver Road

Troy, Michigan 48084

(d)    During the last five years, the Reporting Person has not been convicted in any criminal proceeding (traffic violations or similar misdemeanors excluded).

(e)    During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

Item 4.    Purpose of Transaction.

On May 11, 2015, the Reporting Person entered into a Sales Plan (“Sales Plan”) with J.P. Morgan Securities LLC (the “Broker”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the Broker is authorized and directed to sell up to 1,000,000 shares of Class A Common Stock subject to certain specified conditions. Sales pursuant to the Sales Plan are expected to begin as early as May 26, 2015 and end no later than May 26, 2016. The Sales Plan may terminate sooner in accordance with its terms. If the Reporting Person completes the planned sales of the Class A Common Stock under the Sales Plan, he would beneficially own 1,514,672 shares of Class A Common Stock representing 4.4% of the outstanding shares of Class A Common Stock as of April 24, 2015. The primary purpose of the Sales Plan is to provide liquidity to repay indebtedness incurred by the Reporting Person to repay the remaining estate taxes in connection with the estate of Margaret A. Kelly.

On November 24, 2014, a grantor retained annuity trust created by the Reporting Person distributed 171,034 shares of Class A Common Stock to the remainder beneficiaries, pursuant to the trust’s terms. The market price of the shares of stock on the date of distribution was $15.94 per share.

On October 31, 2014, the Reporting Person gifted 95,153 shares of Class A Common Stock and 100 shares of Class B Common Stock to a trust created for the Reporting Person’s grandson. The market price of the shares of Class A Common Stock and Class B Common Stock on the date of the gift was $17.63 per share.

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On September 25, 2014, a grantor retained annuity trust created by the Reporting Person distributed 55,722 shares of Class A Common Stock to the remainder beneficiaries, pursuant to the trust’s terms. The market price of the shares of stock on the date of distribution was $15.90 per share.

On June 30, 2014, a grantor retained annuity trust created by the Reporting Person distributed 81,104 shares of Class A Common Stock to the remainder beneficiaries, pursuant to the trust’s terms. The market price of the shares of stock on the date of distribution was $17.17 per share.

On March 7, 2014, a grantor retained annuity trust created by the Reporting Person distributed 83,550 shares of Class A Common Stock to the remainder beneficiaries, pursuant to the trust’s terms. The market price of the shares of stock on the date of distribution was $25.74 per share.

As previously disclosed in Amendment No. 3, between March 6, 2014 and April 1, 2014, the Reporting Person sold 473,000 shares of Class A Common Stock, in a series of open market transactions, at prices ranging from $23.14 to $25.5928. During this period, 3,000 of these shares were sold by a trust of which the Reporting Person is a co-trustee. The remaining 470,000 shares were sold pursuant to a sales plan with the Broker in accordance with Rule 10b5-1 under the Exchange Act. The primary purpose of the sales was to provide liquidity to pay estate taxes in connection with the estate of Margaret A. Kelly.

Except as described in this Item 4 and in his role as a Director and executive officer of the Issuer, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person may, in his discretion, as authorized by the various trust agreements, take any of the foregoing actions as the Reporting Person may deem appropriate from time to time in light of the circumstances that may arise from time to time.

Item 5.    Interest in Securities of the Issuer

The following information is based on 34,279,376 outstanding shares of Class A Common Stock and 3,451,261 outstanding shares of Class B Common Stock as of April 24, 2015.

(a) – (b)	Class A Stock (non-voting)

	(i)	Sole Voting Power N/A

	(ii)	Shared Voting Power N/A

	(iii)	Sole Dispositive Power 2,346,202

	(iv)	Shared Dispositive Power 168,470

	(v)	Aggregate Amount Beneficially Owned 2,514,672

	(vi)	Percent of Class 7.3%

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(a) – (b)	Class B Stock (voting)

	(i)	Sole Voting Power 3,140,940

	(ii)	Shared Voting Power 72,325

	(iii)	Sole Dispositive Power 3,140,940

	(iv)	Shared Dispositive Power 72,325

	(v)	Aggregate Amount Beneficially Owned 3,213,265

	(vi)	Percent of Class 93.1%

(c)    The Reporting Person has not effected any transactions in Class A Common Stock or Class B Common Stock during the past 60 days.

(d)    The shares of the Class A Common Stock beneficially owned by the Reporting Person include 30,000 shares in a charitable trust, of which the Reporting Person is a co-trustee with JPMorgan Chase Bank, N.A.; 100,000 in an irrevocable trust, of which the Reporting Person is a beneficiary; 38,470 shares in five separate trusts of which the Reporting Person is a co-trustee with JPMorgan Chase Bank, N.A. The shares of the Class B Common Stock beneficially owned by the Reporting Person include 71,825 shares in an irrevocable trust, of which the Reporting Person is beneficiary and has no voting and investment power and 500 shares held in five separate trusts of which the Reporting Person is a co-trustee with shared voting and investment power in which the Reporting Person has no equity interest. Each of the above referenced trusts has the right to receive the dividends from or the proceeds of any sale of shares of Class A Common Stock and Class B Common Stock, as applicable, held in such trusts for the benefit of such trust’s beneficiaries. All beneficiaries of the trust are either members of the Reporting Person’s father’s family, the Reporting Person, his descendants, and charities.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contracts, arrangements, understandings, or relationships with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits.

Exhibit 99.1 – Sales Plan adopted May 11, 2015 between Terence E. Adderley Revocable Trust K dated March 4, 2002, as amended and J.P. Morgan Securities LLC

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2015	/s/ Terence E. Adderley
Terence E. Adderley

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